Filed by Ocular Sciences, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Ocular Sciences, Inc.
Commission File No.: 000-22623

     The following is a message sent on July 28, 2004 to employees of Ocular Sciences, Inc. relating to the proposed merger between The Cooper Companies, Inc. and Ocular Sciences, Inc. announced on July 28, 2004. The message, and accompanying list of answers to frequently asked questions, was sent via electronic mail by Steven J. Fanning, President and Chief Executive Officer of Ocular Sciences, Inc.

Ocular Sciences Employees,

Today, it was announced that Ocular Sciences entered into a definitive agreement to be acquired by The Cooper Companies. The acquisition is expected to close in late 2004.

Your Board of Directors and I are excited about this opportunity. We believe it is in the best interest of our shareholders, employees and customers. Upon closing, the combination of Ocular Sciences and CooperVision will represent the world’s third largest contact lens company with annual sales in excess of $700 million.

Twelve months ago, the Ocular Sciences management team identified market leadership and aggressive sales growth as key imperatives of our long-range plan (LRP). While we believe that we would have delivered on our LRP objectives as an independent company, the opportunity to join forces with CooperVision ensures that we will overachieve our goals and become a foremost competitor in our industry.

As you know, Ocular Sciences and CooperVision are two of the fastest growing contact lens companies in the global market place. The merging together of our companies comes at a time when each of us is at “peak strength.” We are both at the “top of our games” financially. In combination, we look to leverage both companies’ expertise, talent and product strengths, and catapult the merged entity to the #3 position in the world, with net sales that we believe will grow to the $1 billion mark. We believe the resulting company, with its broader global presence, will be “stronger than the sum of its individual parts,” providing more career opportunities for many of you.

Many of you probably have questions regarding this opportunity. We have provided answers to some of those questions in the attached document. There are some questions for which we don’t have answers yet. There also are some issues on which decisions still need to be made.

We will keep you apprised on a regular basis via email as things progress and as more information becomes available.

I ask for your support during the next several months. We all need to work to complete this acquisition, yet we cannot be distracted from running our business. It is imperative that each one of us stays focused and committed to delivering our 2004 Plan targets.

Steve

Ocular Sciences Employees
FAQs Regarding CooperVision’s Acquisition of Ocular Sciences

Transaction

1.	What happened?
On July 28, Ocular Sciences signed a definitive agreement to be acquired by The Cooper Companies for cash and stock. The transaction is valued at approximately $1.2 billion and is expected to close in late 2004. Upon closing, CooperVision will become world’s third largest contact lens company with annual sales in excess of $730 million. Ocular Sciences Board of Directors believes this transaction is in the best interests of the shareholders, employees and customers.

Strategy

1.	What are the broad goals / vision for the combined company?
Ocular Sciences identified profitable growth and market leadership as key objectives in its long-range plan (LRP). The outcome of the combination of Ocular Sciences and CooperVision is consistent with these long-term objectives.

Ocular Sciences and CooperVision are two of the fastest growing contact lens companies in the global market place. Both are “at the top of their games” in terms of financial performance. The companies rank #5 and #4 respectively in an intensely competitive global market against formidable billion dollar competitors. This combination leverages both companies’ expertise, talent and product strengths, and catapults the merged entity to the #3 position, and net sales potential should grow to the $1 billion mark. We believe that the resulting organization, with a broader global presence, will be “stronger than the sum of its individual parts.”

2.	What are the benefits of combining Ocular Sciences and CooperVision? There are several strategic benefits that result from the combined company.

•	The companies’ product lines are highly complementary. Ocular Sciences’ Spheres, Torics and 1-Day products along with its silicone hydrogel extended (continuous) wear technology, augment CooperVision’s line of Torics and specialty lenses, making the combined portfolio fully competitive in all major product categories.

•	In the USA, Ocular Sciences’ strength in large retail optical chains complements CooperVision’s concentration in the independent eye care professional channel. In Canada, Ocular Sciences and CooperVision both focus on the independent practitioner.

•	Outside of North America, Ocular Sciences enjoys strong market positions in Japan, France, Germany, the Netherlands and Scandinavia, complementing CooperVision’s strong businesses in the UK, Italy and Spain, giving the combined organization a broader global presence. Jointly, the new organization also will have more resources to develop its businesses in the fast-growing Asian and Latin American markets.

Structure

1.	Will a new Company be formed? Ocular Sciences shall be merged with and into CooperVision. As a result of the merger, CooperVision shall continue as the on going merged organization.

2.	Who will hold the leadership roles?
The current directors and the current officers of CooperVision shall be the initial directors and officers respectively of the on-going merged corporation. John Fruth and Ed Cummins, current Ocular Sciences board members, will be joining The Cooper Companies board.

3.	Will Ocular Sciences be absorbed by the CooperVision structure?
Management will define the organizational structure of the combined company in the upcoming weeks. We will notify you as soon as more specific information becomes available.

4.	Will the newly merged CooperVision want to retain key Ocular Sciences employees?
Strong leadership will be an important element for the future success of the combined organization. Ocular Sciences’ employees are highly respected around the world for their expertise and professionalism. CooperVision will want to retain high caliber talent and key employees to provide such leadership.

5.	What process will be used to identify and select employees for the new Company? Will there be equal access to positions based on competencies?
The process for identifying and selecting employees for the new organization will be developed over the next few weeks. Corporate goals and functional and regional / geographic needs and structure will most likely be determined before staffing and talent decisions are made.

6.	Will there be an integration team? How will it be staffed and managed?
We will be forming an integration team shortly. Senior managers from both companies representing all functional and geographic areas will work together over the next several months to develop a comprehensive and cohesive integration plan and process. The team will keep you posted on the progress.

7.	What Ocular Sciences locations will be affected? No firm decisions have been made. We will keep you informed as soon as more specific information becomes available.

Products

1.	Do you anticipate merging of product lines? Certainly there will be some overlap in our respective product portfolios, but for the most part, our product lines complement each other.

2.	What will happen to Ocular Sciences’ new product launch timelines?
One of Ocular Sciences’ key strategic objectives is to grow market share and sales. New innovative products such as OSI’s recently launched 55 asphere / round edge and planned future launches of an improved 60, a 2-week hydro-sil and a continuous wear silicone hydrogel will fuel top-line growth and were major factors behind CooperVision’s interest in joining with Ocular Sciences. Such new product initiatives are cornerstones in OSI long-range plan. The new organization will continue to aggressively pursue these new product initiatives and launch them as planned.

Customers

1.	Have customers been informed of the merger?
Communication regarding the merger has been developed and will be delivered directly to our customers around the world during the next several business days. Additionally, Frequently Asked Questions & Answers (FAQs) have been drafted and will be distributed to Ocular Sciences Sales organizations around the global. These FAQs will assist regional Sales management in answering questions from local customers.

Human Resources

1.	How many Ocular Sciences employees will be affected by this acquisition? At this time, we don’t know. We will provide you more information as soon as it becomes available.

2.	When will I know if my position will be eliminated?
Some Ocular Sciences positions will be eliminated. However, at this time, the process and timetable for identifying and selecting employees for the new organization has not been defined. We will notify you as soon as more specific information becomes available.

3.	When is the acquisition transaction expected to close?

The transaction is expected to close in late 2004.

4.	Will there be severance & retention programs available to Ocular Sciences employees? Yes, severance and retention programs will be available to affected employees.

5.	When will we learn more?
We recognize that you may have questions to which we still don’t have answers. We will share new information with you as soon as it becomes available. Minimally, we will communicate to you weekly via email.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENT

This email message, and accompanying list of answers to frequently asked questions, contains forward-looking statements that are subject to risks, uncertainties and other factors that could be deemed forward-looking statement and could cause actual results to differ materially from those referred to in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of integration plans and the competitive position of the combined company are forward-looking statements. Risks, uncertainties and assumptions include the risk that the proposed merger does not close; the possibility that the companies will be unable to obtain, or meet conditions imposed for governmental and other approvals of the proposed merger, including approval by stockholders of both companies; the risk that the businesses of the two companies will not be integrated successfully; risks related to any uncertainty surrounding the merger, and the costs related to the merger; the risk that the combined company may not continue to realize anticipated benefits from its cost-cutting measures; the ultimate validity and enforceability of the companies’ patent applications and patents and the possible infringement of the intellectual property of others; and other risks that are described from time to time in Ocular Sciences, Inc.’ Securities and Exchange Commission reports (including but not limited to its annual report on Form 10-K for the year ended December 31, 2003 and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Ocular Sciences, Inc.’ results could differ materially from its expectations in these statements. Ocular Sciences, Inc. assumes no obligation and does not intend to update these forward-looking or other statements in this email message and accompanying list of answers to frequently asked questions.

These filings are available on a web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

The Cooper Companies, Inc. (“Cooper”) intends to file with the SEC a registration statement that will include a joint proxy statement/prospectus of Cooper and Ocular Sciences, Inc. (“Ocular Sciences”), and other relevant materials in connection with the transaction. The joint proxy statement/prospectus will be mailed to the stockholders of Cooper and Ocular Sciences. Investors and security holders of Cooper and Ocular Sciences are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Cooper, Ocular Sciences and the transaction. The registration statement, joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Cooper or Ocular Sciences with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Cooper by contacting Christine Bender (Investor Relations), The Cooper Companies, Inc., 21062 Bake Parkway, Suite 200, Lake Forest, CA 92630, 949-597-4700, ir@coopercos.com. Investors and security holders may obtain free copies of the documents filed with the SEC by Ocular Sciences by contacting EVC Group, Inc, 90 Montgomery Street Suite 1001, San Francisco, CA 94165, 415-896-6820, ocular@evcgroup.com.

Coopers, Ocular Sciences and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the proposed merger. A description of the interests of the directors and executive officers of Coopers is set forth in Cooper’s proxy statement for its 2004 annual meeting, which was filed with the SEC on February 6, 2004. A description of the interests of the directors and executive officers of Ocular Sciences is set forth in Ocular Sciences’ proxy statement for its 2004 annual meeting, which was filed with the SEC on April 22, 2004. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement/ prospectus and the other relevant documents filed with the SEC when they become available.